SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2017
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Adherence to the Sanepar Units Program

Companhia Paranaense de Energia – COPEL, a company that generates, transmits, distributes and sells power, with shares listed on the NYSE (ELPVY, ELP), B3 (CPLE3, CPLE5, CPLE6) and the LATIBEX (XCOP), announces to its shareholders and to the market in general that it submitted today the request for the conversion of shares and for the adhesion to the Units program of the Companhia de Saneamento do Paraná - SANEPAR.

Copel Holding, holder of thirty-six million, three hundred and forty-three thousand, two hundred and sixty-seven (36,343,267) preferred shares issued by SANEPAR, requested a conversion of seven million, two hundred and sixty-eight thousand, six hundred and fifty-five (7,268,655) preferred shares in common shares and the formation of seven million, two hundred and sixty-eight thousand, six hundred and fifty-three (7,268,653) Units.

Copel Comercialização, holder of seven million, nine hundred and fifty-six thousand, three hundred and six (7,956,306) common shares of SANEPAR, requested the conversion of six million, three hundred and sixty-five thousand and forty four (6,365,044) common shares in preferred shares and the formation of one million, five hundred and ninety-one thousand, two hundred and sixty-one (1,591,261) Units.

The tables below summarize the operation.

	Shareholder	Common	Preferred	TOTAL	Stake in Sanepar Total Shares
Current Position	Copel Holding S.A.	-	36,343,267	36,343,267	7.2%
	Copel Comercialização S.A	7,956,306	-	7,956,306	1.6%
	Total	7,956,306	36,343,267	44,299,573	8.8%

	Shareholder	Common	Preferred	TOTAL
Position After Conversion	Copel Holding S.A.	7,268,655	29,074,612	36,343,267
	Copel Comercialização S.A	1,591,262	6,365,044	7,956,306
	Total	8,859,917	35,439,656	44,299,573

	Shareholder	Units
Position After Formation of Units	Copel Holding S.A.	7,268,653
	Copel Comercialização S.A	1,591,261
	Total	8,859,914
Each Unit corresponds to 1 common share and 4 preferred shares

On June 30, 2017, the Company has R$469.5 million in its assets, in the account "other temporary investments" related to COPEL's interest in SANEPAR.

Curitiba, November 17, 2017.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact our Investor Relations team:

ri@copel.com or (41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date November 21, 2017

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Antonio Sergio de Souza Guetter
Antonio Sergio de Souza Guetter Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.